

13013694

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WRSequence LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Calhoun St Suite 330
(No. and Street)

Charleston (City) SC (State) 29401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin High 843-860-0797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glaser Duncan CPAs
(Name – *if individual, state last, first, middle name*)

1040 Anna Knapp Boulevard (Address) Mt. Pleasant (City) SC (State) 29464 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PK 3/15

OATH OR AFFIRMATION

I, Kevin High, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WRSequence LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Registered Principal
Title

Notary Public My commission expires May 9, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WRSEQUENCE, LLC
CHARLESTON, SOUTH CAROLINA
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012


GlaserDuncan
CERTIFIED PUBLIC ACCOUNTANTS

WRSEQUENCE, LLC
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

Table of Contents

Erik M. Glaser, CPA


CERTIFIED PUBLIC ACCOUNTANTS

Chris M. Duncan, CPA

Report of Independent Registered Public Accounting Firm

To the Member
WRSequence, LLC
Charleston, South Carolina

We have audited the accompanying financial statements of WRSequence, LLC (a South Carolina Limited Liability Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of loss, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of WRSequence, LLC as of December 31, 2012 and the changes in operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

1040 Anna Knapp Boulevard, Mount Pleasant, SC 29464 | P 843.849.0655 | F 843.849.0612 | www.glaserduncan.com

Other Matters

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare financial statements. The information has been subjected to the auditing procedures applied to the audit of the financial statements and certain additional procedures, including comparing such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statement themselves, and other procedures in accordance with auditing standards generally accepted in the Unites States of America. In our opinion the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

GlaserDuncan, CPAs

GlaserDuncan, CPAs
Mt. Pleasant, South Carolina
March 4, 2013

WRSEQUENCE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	170,507
Accounts receivable, net of allowance of $148,620		48,240
Due from related party, net of allowance of $142,590		117,000
Property and equipment, net of accumulated depreciation of $9,904		3,269
Total Assets	$	339,016

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	12,965
Accrued payroll		5,817
Accrued expenses		4,591
Total Liabilities		23,373
Member's Equity		315,643
Total Liabilities and Member's Equity	$	339,016

See accompanying notes to financial statements.

WRSEQUENCE, LLC
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2012

Operating Revenue	$	539,419
General and Administrative Expenses		585,415
Loss from operations		(45,996)
Other Income		
Interest income		81
Total other income		81
Net Loss	$	(45,915)

See accompanying notes to financial statements.

WRSEQUENCE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

Member's Equity, Beginning of Year	$	261,558
Contributions from Member		100,000
Net Loss		(45,915)
Member's Equity, End of Year	$	315,643

See accompanying notes to financial statements.

WRSEQUENCE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows from Operating Activities:	
Cash received from customers	$ 607,882
Cash paid to suppliers and employees	(568,478)
Interest received	81
Net cash provided by operating activities	39,485
Cash Flows from Investing Activities:	
Purchase of property and equipment	(3,820)
Net cash used for investing activities	(3,820)
Cash Flows from Financing Activities:	
Proceeds from member contributions	100,000
Net cash provided by financing activities	100,000
Net Increase in Cash and Cash Equivalents	135,665
Cash and Cash Equivalents, Beginning of Year	34,842
Cash and Cash Equivalents, End of Year	$ 170,507

See accompanying notes to financial statements.

WRSEQUENCE, LLC
STATEMENT OF CASH FLOWS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2012

Reconciliation of Net Loss to Net Cash Provided by Operating Activities:

Net Loss	$	(45,915)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Depreciation		3,154
Bad debt expense		32,710
Change in operating assets and liabilities		
Decrease in:		
Accounts receivable		12,753
Due from related party		23,000
(Decrease) Increase in:		
Accounts payable		12,515
Accrued payroll		2,380
Accrued expenses		(1,112)
Total adjustments		85,400
Net Cash Provided by Operating Activities	$	39,485

See accompanying notes to financial statements.

WRSEQUENCE, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of WRSequence, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business
WRSequence, LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a South Carolina Limited Liability Company and wholly owned subsidiary of WRSequence Holdings, LLC.

Limited Liability Company
The single member of WRSequence, LLC has limited liability.

Cash and Cash Equivalents
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits and may, at times, be in excess of those limits. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts Receivable
Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectibility. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight line method over estimated useful lives of related assets. Depreciation expense for the year ended December 31, 2012 was $3,154.

Advertising
The Company expenses advertising costs as they are incurred. As of December 31, 2012, WRSequence, LLC had no advertising expenses.

WRSEQUENCE, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes

The Company was established as a single member Limited Liability Company (LLC), which is disregarded as an entity separate from its owner for federal and state income tax purposes. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate share of the Company's taxable income.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax position is adjusted when new information is available, or when an event occurs that requires a change. Management has considered this guidance and there was no impact to these financial statements associated with this consideration.

2. CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates include collectability of accounts receivable, amounts due from related parties and depreciable lives and depreciation methods for fixed assets. It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events. The effect of this change would be material to the financial statements.

Concentration in Business

During the year ended December 31, 2012, 48% of the Company's operating revenue came from one customer and 52% of net accounts receivable came from one customer. Due to the nature of the Company's business, it is reasonably possible that the loss of a customer or the default on receivables due from customers could have an adverse effect on the Company's results of operations and financial condition.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2012 are as follows:

Software	$	2,130
Office equipment & Furniture		11,043
		13,173
Accumulated depreciation		(9,904)
Net property and equipment	$	3,269

4. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2012, the Company leased its operating premises from the majority member of its parent company, WRSequence Holdings, LLC. Total rental expense paid to related parties for facilities was $32,520 for the year ended December 31, 2012. The Company also has a corporate services agreement with WRSequence Holdings, LLC. Under the terms of the agreement, the Company pays a fee to WRSequence Holdings, LLC for various accounting and administration services. Expenses related to this agreement totaled $10,101 for the year ended December 31, 2012.

A principal of the Company serves as the Chairman of the Board of Directors of a customer. The company has a contract with this related party to provide financial consulting services. At December 31, 2012, the Company has a receivable of $259,590 due from this related party, with an allowance for doubtful accounts of $142,590.

5. CONTINGENCIES AND COMMITMENTS

The Company is involved in litigation arising in the ordinary course of business. While the ultimate outcome of these matters is not presently determinable, it is the opinion of management that the resolution of outstanding claims will not have a material adverse effect on the financial position or results of operations of the Company.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and limits the ratio of aggregate indebtedness to net worth. At December 31, 2012, the Company had net capital of $147,134, which was in excess of the required net capital balance.

7. SUBSEQUENT EVENTS

FASB ASC 855 defines two types of subsequent events. The first type consists of events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial position, including the estimates inherent in the process of preparing financial statements (i.e., recognized event). The second type consists of events or transactions that provide evidence about conditions that did not exist as of the financial statement date (i.e., non-recognized event). Management evaluated all events and transactions that occurred after December 31, 2012 through March 4, 2013, the date these financial statements were available for issuance. In accordance with this review, no adjustments to the financial statements were made by management.

WRSEQUENCE, LLC
SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2012

Aggregate Indebtedness:		
Accounts payable and accrued expenses	$	23,373
Total aggregate indebtedness:	$	23,373
Net Capital:		
Member's equity	$	315,643
Adjustments to net capital:		
Due from Related Party, net		(117,000)
Accounts receivable, net		(48,240)
Property and equipment, net		(3,269)
Net Capital, as defined		147,134
Minimum Net Capital Requirement		5,000
Net Capital in Excess of Requirement	$	142,134
Ratio of Aggregate Indebtedness to Net Capital		16%

See Report of Independent Registered Public Accounting Firm

WRSEQUENCE, LLC
SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 - CONTINUED
DECEMBER 31, 2012

	UNAUDITED	
	Per FOCUS Report	**Difference from Audited Financial Statements**
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$ 16,801	$ 6,572
Total aggregate indebtedness:	$ 16,801	$ 6,572
Net Capital:		
Member's equity	$ 313,487	$ 2,156
Adjustments to net capital:		
Accounts receivable	(158,997)	(6,243)
Property and equipment, net	(1,830)	(1,439)
Net Capital, as defined	152,660	(5,526)
Minimum Net Capital Requirement	5,000	-
Net Capital in Excess of Requirement	$ 147,660	$ (5,526)
Ratio of Aggregate Indebtedness to Net Capital	11.01%	

The differences are due to adjustments WRSequence, LLC made to the financials after the focus report was issued.

Erik M. Glaser, CPA


CERTIFIED PUBLIC ACCOUNTANTS

Chris M. Duncan, CPA

American Institute of CPAs | Public Company Accounting Oversight Board | SC Association of CPAs

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member
WRSequence, LLC
Charleston, South Carolina

In planning and performing our audit of the financial statements of WRSequence, LLC (the Company), as of and for the year ended December 31, 2012 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Also, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) at and for the year ended December 31, 2012, in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1040 Anna Knapp Boulevard, Mount Pleasant, SC 29464 | P 843.849.0655 | F 843.849.0612 | www.glaserduncan.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of significant deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GlaserDuncan, CPAs

GlaserDuncan, CPAs
Mount Pleasant, South Carolina
March 4, 2013